SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (the “Company”), in light of recent news reports, informs the market that it constantly evaluates capital markets opportunities that are aligned with its strategies, including opportunities for its subsidiaries. As part of this assessment, considering its business plans and market conditions, the Company’s subsidiary, CSN Mineração, is evaluating the feasibility of an initial public offering of its shares.

This material fact notice should under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell or a solicitation of an offer to buy any of the Company’s or any of its subsidiaries’ securities in Brazil or any other jurisdiction. The securities mentioned in this material fact notice were not and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration under the Securities Act.

The Company will keep its shareholders and the market informed of any relevant developments.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This material fact notice may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of macroeconomic circumstances, industry conditions, company performance and financial results. These statements are subject to a number of risks and uncertainties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.